Exhibit 2.3

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2014, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages may not reconcile due to rounding.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A, February 25, 2015. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedar.com.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITA, Adjusted EBITA margin, Adjusted net income, Adjusted net income margin, Average Invested Capital, ROIC and Net Revenue.

The term ‘‘Adjusted EBITA’’ refers to net income before adjusting for finance and other income, finance costs, income taxes, share in net income or loss of equity investees, impairment of non-financial assets, amortization, and foreign exchange gain or loss. The Company believes that Adjusted EBITA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration intangible asset amortization and the other items listed above. ‘‘Adjusted EBITA margin’’ refers to the percentage that Adjusted EBITA for any period represents as a portion of total revenue for that period. Prior to December 2013, the Company had reported “Adjusted EBITDA” in its MD&A. Adjusted EBITDA refers to Adjusted EBITA as defined above then further excludes depreciation. The Company uses depreciation as a proxy for the cash flows used to purchase property and equipment required to support the Company’s main business activities. As such, the Company believes Adjusted EBITA is a more useful measure then Adjusted EBITDA.

“Adjusted net income” means net income adjusted for non-cash expenses (income) such as amortization of intangible assets, deferred income taxes, and certain other expenses (income). The Company believes that Adjusted net income is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration amortization of intangible assets, deferred income taxes, and certain other non-cash expenses (income) incurred or recognized by the Company from time to time. “Adjusted net income margin” refers to the percentage that Adjusted net income for any period represents as a portion of total revenue for that period.

Adjusted EBITA and Adjusted net income are not recognized measures under IFRS and, accordingly, readers are cautioned that Adjusted EBITA and Adjusted net income should not be construed as alternatives to net income determined in accordance with IFRS. The Company’s method of calculating Adjusted EBITA and Adjusted net income may differ from other issuers and, accordingly, Adjusted EBITA and Adjusted net income may not be comparable to similar measures presented by other issuers. See “Results of Operations —Adjusted EBITA” and “— Adjusted net income’’ for a reconciliation of Adjusted EBITA and Adjusted net income to Net income.

“Average Invested Capital” represents the average equity capital of the Company, and is based on the Company’s estimate of the amount of money that its common shareholders had invested in CSI. Subsequent to that estimate, each period the Company has kept a running tally, adding Adjusted net income, subtracting any dividends, adding any amounts related to share issuances and making some minor adjustments, including adjustments relating to our use of certain incentive programs and the amortization of impaired intangibles. The Company believes that Average Invested Capital is a useful measure as it approximates the retained earnings of the Company’s prior to taking into consideration amortization of intangible assets, deferred income taxes, and certain other non-cash expenses (income) incurred or recognized by the Company from time to time.

“ROIC” means Return on Invested Capital and represents a ratio of Adjusted net income to Average Invested Capital. The Company believes this is a useful profitability measure as it excludes non-cash expenses (income) from both the numerator and denominator.

“Net Revenue”. Net Revenue is gross revenue for IFRS purposes less any third party and flow-through expenses. The Company believes Net Revenue is a useful measure since it captures 100% of the license, maintenance and services revenues associated with Constellation’s own products, and only the margin on the lower value-added revenues such as commodity hardware or third party software.

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under multiple-year or perpetual arrangements in which the fair value of maintenance and/or professional service fees are determinable, where applicable. Maintenance and other recurring revenue primarily consists of fees charged for customer support on our software products post-delivery and also includes, to a lesser extent, recurring fees derived from software as a service, subscriptions, combined software/support contracts, transaction-related revenues, and hosted products. Maintenance and other recurring fee arrangements generally include ongoing customer support and rights to certain product updates “when and if available” and products sold on a subscription basis. Professional service revenue consists of fees charged for implementation and integration services, customized programming, product training and consulting. Hardware sales include the resale of third party hardware that forms part of our customer solutions, as well as sales of customized hardware assembled internally. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change		Year ended December 31,
	2014	2013	$	%	2014	2013	$	%	2012
	(Unaudited)
Revenue	439.8	340.3	99.5	29%	1,669.3	1,210.8	458.6	38%	891.2
Expenses	335.8	264.2	71.6	27%	1,321.3	977.0	344.3	35%	712.9
Adjusted EBITA	103.9	76.1	27.9	37%	348.1	233.8	114.3	49%	178.3
Adjusted EBITA margin	24%	22%			21%	19%
Amortization of intangible assets	43.2	29.1	14.1	48%	173.2	119.1	54.0	45%	85.1
Foreign exchange (gain) loss	1.8	(1.3)	3.1	NM	10.5	(0.8)	11.3	NM	0.8
Share in net (income) loss of equity investees	(0.1)	(0.1)	(0.0)	18%	(0.8)	(0.8)	(0.1)	6%	0.8
Finance and other income	(1.4)	(0.2)	(1.2)	745%	(4.1)	(1.0)	(3.1)	295%	(23.2)
Bargain purchase gain	(2.2)	(8.1)	5.9	-72%	(2.2)	(8.1)	5.9	-72%	—
Finance costs	5.8	2.2	3.6	169%	16.7	7.1	9.6	134%	4.0

Income before income taxes	56.9	54.5	2.4	4%	154.9	118.3	36.6	31%	110.7
Income taxes expense (recovery)
Current income tax expense (recovery)	11.3	6.3	5.0	79%	51.5	22.5	29.0	129%	23.6
Deferred income tax expense (recovery)	6.3	5.7	0.6	10%	0.2	2.6	(2.4)	-91%	(5.6)

Income tax expense (recovery)	17.6	12.0	5.6	46%	51.8	25.1	26.7	106%	18.1
Net income	39.3	42.5	(3.1)	-7%	103.1	93.1	10.0	11%	92.6
Adjusted net income	86.6	69.2	17.4	25%	274.3	206.8	67.5	33%	172.2
Adjusted net income margin	20%	20%			16%	17%
Weighted average number of shares outstanding (000’s)
Basic and diluted	21,192	21,192			21,192	21,192			21,192
Net income per share
Basic and diluted	$1.86	$2.00	$(0.15)	-7%	$4.87	$4.39	$0.47	11%	$4.37
Adjusted EBITA per share
Basic and diluted	$4.90	$3.59	$1.31	37%	$16.43	$11.03	$5.39	49%	$8.41
Adjusted net income per share
Basic and diluted	$4.09	$3.26	$0.82	25%	$12.94	$9.76	$3.19	33%	$8.13
Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%	$4.00	$4.00	$—	0%	$4.00
Total assets					1,433.1	1,537.7	(104.6)	-7%	812.7
Total long-term liabilities					414.4	162.8	251.6	154%	81.3

NM - Not meaningful

Comparison of the three and twelve month periods ended December 31, 2014 and 2013

Revenue:

Total revenue for the quarter ended December 31, 2014 was $439.8 million, an increase of 29%, or $99.5 million, compared to $340.3 million for the comparable period in 2013. For the 2014 fiscal year total revenues were $1,669.3 million, an increase of 38%, or $458.6 million, compared to $1,210.8 million for the comparable period in 2013. The increase for both the three and twelve month periods compared to the same periods in the prior year is mainly attributable to growth from acquisitions, however, the Company did experience positive organic growth of 0.5% and 4%, respectively. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation. For the quarter ended December 31, 2014 the appreciation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 3.6% reduction in the Company’s organic growth rate. The impact to the full year 2014 organic growth rate was immaterial.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Licenses	33.7	30.1	3.6	12%	118.9	101.7	17.2	17%
Professional services	105.4	71.9	33.5	47%	396.1	256.7	139.4	54%
Hardware and other	37.5	37.6	(0.1)	0%	139.3	127.9	11.5	9%
Maintenance and other recurring	263.1	200.6	62.5	31%	1,015.0	724.5	290.5	40%

	439.8	340.3	99.5	29%	1,669.3	1,210.8	458.6	38%

$M - Millions of dollars

We aggregate our business into two distinct segments for financial reporting purposes: (i) the public sector reportable segment, which includes business units focused primarily on government and government-related customers, and (ii) the private sector reportable segment, which includes business units focused primarily on commercial customers.

The following table displays our revenue by reportable segment and the percentage change for the three and twelve months ended December 31, 2014 compared to the same periods in 2013:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Public Sector
Licenses	22.1	20.7	1.5	7%	77.5	65.6	11.9	18%
Professional services	87.4	55.8	31.6	57%	327.0	198.2	128.8	65%
Hardware and other	30.5	33.0	(2.5)	-8%	116.3	111.1	5.2	5%
Maintenance and other recurring	165.3	121.6	43.7	36%	650.7	434.9	215.8	50%

	305.3	231.0	74.3	32%	1,171.6	809.8	361.8	45%

Private Sector
Licenses	11.5	9.4	2.1	22%	41.3	36.1	5.3	15%
Professional services	18.0	16.1	1.9	12%	69.1	58.6	10.5	18%
Hardware and other	7.1	4.7	2.4	51%	23.0	16.8	6.2	37%
Maintenance and other recurring	97.8	79.0	18.8	24%	364.3	289.6	74.7	26%

	134.5	109.2	25.2	23%	497.7	401.0	96.7	24%

Comparative figures have been reclassified to conform to the current year’s presentation.

Public Sector

For the quarter ended December 31, 2014, total revenue in the public sector reportable segment increased 32%, or $74.3 million to $305.3 million, compared to $231.0 million for the quarter ended December 31, 2013. For the fiscal year ended December 31, 2014, total revenue increased by 45%, or $361.8 million to $1,171.6 million, compared to $809.8 million for the comparable period in 2013. Total revenue growth from acquired businesses contributed approximately $75 million to our Q4 2014 revenues and $334 million to our fiscal year ended December 31, 2014 revenues compared to the same periods in 2013, as we completed 30 acquisitions since the beginning of 2013. Organic revenue growth was -0.3% in Q4 2014 and 3% for the fiscal year ended December 31, 2014 compared to the same periods in 2013. For the quarter ended December 31, 2014 the appreciation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 4.1% reduction in the public sector revenue organic growth rate. The impact to the full year 2014 organic growth rate was immaterial.

Private Sector

For the quarter ended December 31, 2014, total revenue in the private sector reportable segment increased 23%, or $25.2 million to $134.5 million, compared to $109.2 million for the quarter ended December 31, 2013. For the fiscal year ended December 31, 2014, total revenue increased by 24%, or $96.7 million to $497.7 million, compared to $401.0 million for the comparable period in 2013. Total revenue growth from acquired businesses contributed approximately $23 million to our Q4 2014 revenues and $80 million to our fiscal year ended December 31, 2014 revenues compared to the same periods in 2013, as we completed 23 acquisitions since the beginning of 2013. Organic revenue growth was 2% in Q4 2014 and 4% for the fiscal year ended December 31, 2014 compared to the same periods in 2013. For the quarter ended December 31, 2014 the appreciation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 2.5% reduction in the private sector revenue organic growth rate. The impact to the full year 2014 organic growth rate was immaterial.

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Expenses
Staff	218.3	169.8	48.5	29%	881.6	643.7	237.9	37%
Hardware	22.8	20.4	2.4	12%	79.5	73.5	6.1	8%
Third party license, maintenance and professional services	39.7	30.5	9.2	30%	152.2	102.4	49.8	49%
Occupancy	10.6	8.1	2.5	31%	41.0	29.3	11.7	40%
Travel	13.9	12.9	1.0	8%	50.1	44.7	5.4	12%
Telecommunications	4.2	4.0	0.3	7%	16.4	14.2	2.1	15%
Supplies	10.7	6.6	4.1	61%	36.8	22.0	14.8	67%
Professional fees	6.3	6.4	(0.1)	-2%	22.8	17.6	5.2	30%
Other, net	5.0	2.7	2.3	87%	24.3	19.6	4.7	24%
Depreciation	4.2	2.7	1.5	57%	16.5	9.9	6.5	66%

	335.8	264.2	71.6	27%	1,321.3	977.0	344.3	35%

Overall expenses for the quarter ended December 31, 2014 increased 27%, or $71.6 million to $335.8 million, compared to $264.2 million during the same period in 2013. As a percentage of total revenue, expenses decreased to 76% for the quarter ended December 31, 2014 from 78% for the same period in 2013. During the fiscal year ended December 31, 2014, expenses increased 35%, or $344.3 million to $1,321.3 million, compared to $977.0 million during the same period in 2013. As a percentage of total revenue, expenses decreased to 79% for the fiscal year ended December 31, 2014 from 81% for the same period in 2013. Our average employee headcount grew 38% in 2014 from 6,721 for the quarter ended December 31, 2013 to 9,251 for the quarter ended December 31, 2014 primarily due to acquisitions.

Staff expense – Staff expenses increased 29% or $48.5 million for the quarter ended December 31, 2014 and 37% or $237.9 million for the fiscal year ended December 31, 2014 over the same periods in 2013. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Included within staff expenses for each of the above five departments are personnel and related costs associated with providing the necessary services. The table below compares the period over period variances.

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Professional services	54.2	39.6	14.5	37%	221.9	148.4	73.5	50%
Maintenance	39.6	31.7	8.0	25%	157.2	121.4	35.8	29%
Research and development	61.0	46.3	14.7	32%	248.8	175.2	73.6	42%
Sales and marketing	31.3	25.0	6.3	25%	119.3	93.1	26.2	28%
General and administration	32.2	27.2	4.9	18%	134.4	105.6	28.8	27%

	218.3	169.8	48.5	29%	881.6	643.7	237.9	37%

The increase in staff expenses across all of our operating departments was primarily due to the growth in the number of employees compared to the same periods in 2013 primarily due to acquisitions. In addition, severance of approximately $6.5 million and $13.1 million for the three and twelve months ended December 31, 2014 respectively, relating to a transformation program at Total Specific Solutions (TSS) B.V. (“TSS”) was also recorded. The majority of this program is now complete and the associated severance expense for 2015 is expected to be approximately $5 million. The TSS acquisition had a proportionately higher number of professional services headcount and related revenue than our typical VMS businesses, which is contributing to the disproportionate increase to the expense in that department. Also, TSS currently has a greater proportion of headcount dedicated to research and development than our other VMS businesses. The negative impact of severance expenses was partially offset by a $4.1 million adjustment made in Q4 2014 to an accrual for incurred but not received US benefits claims to reflect the improvement in the Company’s actual claims experience during 2014.

Hardware expenses – Hardware expenses increased 12% or $2.4 million for the quarter ended December 31, 2014 and 8% or $6.1 million for the fiscal year ended December 31, 2014 over the same periods in 2013. Hardware margins for the three and twelve months ended December 31, 2014 were 39% and 43% respectively as compared to 46% and 43% respectively, for the same periods in 2013.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 30% or $9.2 million for the quarter ended December 31, 2014 and 49% or $49.8 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase is primarily due to an increase in maintenance and other recurring revenue for the three and twelve months ended December 31, 2014 compared to the same period in 2013. Expenses for the fiscal year ended December 31, 2014 have increased at a rate in excess of the growth in revenue as a result of the payment processing activities associated with the Club Solutions (private sector) acquisition which closed on March 14, 2013. This business is highly dependent on the provision of services by third party payment processors.

Occupancy expenses – Occupancy expenses increased 31% or $2.5 million for the quarter ended December 31, 2014 and 40% or $11.7 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase in occupancy expenses for both periods is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications and Supplies expenses – Travel, Telecommunications and Supplies expenses increased 23% or $5.3 million for the quarter ended December 31, 2014 and 28% or $22.4 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase in these expenses is primarily due to expenses incurred by acquired businesses.

Professional fees – Professional fees decreased 2% or $0.1 million for the quarter ended December 31, 2014 and increased 30% or $5.2 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase in professional fees is primarily due to expenses incurred by acquired businesses, plus approximately $0.5 million relating to the Company’s debenture offering.

Other, net – Other expenses increased 87% or $2.3 million for the quarter ended December 31, 2014 and 24% or $4.7 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The following table provides a further breakdown of expenses within this category.

	Three months ended December 31,		Period-Over-Period Change		Fiscal Year ended December 31,		Period-Over-Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Advertising and promotion	5.4	3.8	1.6	41%	20.2	13.2	7.0	53%
Recruitment and training	3.2	1.5	1.7	119%	9.9	5.1	4.8	94%
Bad debt expense	(0.2)	0.7	(0.9)	NM	0.6	2.7	(2.1)	-78%
R&D tax credits	(3.6)	(4.1)	0.5	-12%	(14.5)	(8.0)	(6.5)	81%
Contingent consideration	(1.8)	0.3	(2.0)	NM	(1.1)	0.3	(1.4)	NM
Other expense, net	1.9	0.5	1.4	298%	9.1	6.3	2.9	46%

	5.0	2.7	2.3	87%	24.3	19.6	4.7	24%

Advertising and promotion, and recruitment and training costs increased primarily due to expenses incurred by acquired businesses. The period over period percentage increases exceed the growth in revenue due to increased spending at TSS. The fluctuations in bad debt expense relate to the timing of adjustments made to provisions for uncollectable accounts receivable. The increase in R&D tax credits for the year ended December 31, 2014 was due to an increase in claims made in the US and Australia. Approximately $4.9 million of the total claim relates to filings for prior years. The movement in contingent consideration expenses relate to the adjustment to expected earnout payments associated with acquisitions. The expected earnout payments have decreased primarily as a result of a reduction to revenue forecasts for two acquisitions. During Q4 2013 the Company reversed an impairment expense recorded during Q3 2013 relating to a $2 million customer receivable as the Company was able to successfully recover the receivable during Q4 2013. The $2 million credit is included in the other expense amount for Q4 2013. A similar credit was not recorded in Q4 2014. The increase for the fiscal year ended December 31, 2014 is primarily due to expenses incurred by acquired businesses.

Depreciation – Depreciation of property and equipment increased 57% or $1.5 million for the quarter ended December 31, 2014 and 66% or $6.5 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase in depreciation expense is primarily attributable to an increase in the carrying amount of our property and equipment asset balance over the twelve month period ended December 31, 2014 as a result of acquisitions completed during this period.

Other Income and Expenses:

The following tables display the breakdown of our other income and expenses:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Amortization of intangible assets	43.2	29.1	14.1	48%	173.2	119.1	54.0	45%
Foreign exchange (gain) loss	1.8	(1.3)	3.1	NM	10.5	(0.8)	11.3	NM
Share in net (income) loss of equity investees	(0.1)	(0.1)	(0.0)	18%	(0.8)	(0.8)	(0.1)	6%
Finance and other income	(1.4)	(0.2)	(1.2)	745%	(4.1)	(1.0)	(3.1)	295%
Bargain purchase gain	(2.2)	(8.1)	5.9	-72%	(2.2)	(8.1)	5.9	-72%
Finance costs	5.8	2.2	3.6	169%	16.7	7.1	9.6	134%
Income tax expense (recovery)	17.6	12.0	5.6	46%	51.8	25.1	26.7	106%

	64.6	33.6	31.0	92%	245.0	140.7	104.3	74%

NM - Not meaningful

Amortization of intangible assets – Amortization of intangible assets increased 48% or $14.1 million for the quarter ended December 31, 2014 and 45% or $54.0 million for the fiscal year ended December 31, 2014 over the same periods in 2013. The increase in amortization expense is attributable to an increase in the carrying amount of our intangible asset balance over the twelve month period ended December 31, 2014 as a result of acquisitions completed during this period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. For the quarter ended December 31, 2014, we realized a foreign exchange loss of $1.8 million compared to a gain of $1.3 million for the quarter ended December 31, 2013. For the fiscal year ended December 31, 2014 the foreign exchange loss was $10.5 million compared to a foreign exchange gain of $0.8 million for the same period in 2013. During the three and twelve months ended December 31, 2014 a $2.0 million and $9.6 million expense respectively, was recorded relating to an intercompany loan with TSS denominated in Euros which did not exist in 2013. The remaining foreign exchange gains and losses are due to realized gains and losses on the settlement of certain non-US denominated liabilities and due to holding, or unrealized, losses on certain non-US denominated liabilities.

Share in net (income) loss of equity investees – Share in the net (income) loss of equity investees was income of $0.1 million and income of $0.8 million for the three and twelve months ended December 31, 2014 respectively, compared to income of $0.1 million and income of $0.8 million for the same periods in 2013.

Finance and other income – Finance and other income for the quarter ended December 31, 2014 was $1.4 million compared to $0.2 million for the quarter ended December 31, 2013. During the fiscal year ended December 31, 2014, finance and other income was $4.1 million compared to $1.0 million for the same period in 2013. The increase in finance and other income for Q4 2014 primarily relates to $0.8 million of adjustments relating to the acquired net tangible assets of an acquisition which closed in May 2013, and interest income earned on cash balances held at TSS ($0.3 million for the year). The increase for the fiscal year ended December 31, 2014 is primarily due to $1.8 million of adjustments relating to the acquired net tangible assets of two acquisitions which closed in January and May 2013 respectively. Similar adjustments were not made in the comparable period in 2013. In addition a gain of $0.6 million relating to the sale of equity securities available-for-sale was recorded in the fiscal year ended December 31, 2014 and no similar gain was recorded in the fiscal year ended December 31, 2013.

Bargain purchase gain – Bargain purchase gains totalling $2.2 million in Q4 2014 and $8.1 million in Q4 2013 arose on one of the acquisitions made during each quarter because the fair value of the separately identifiable assets and liabilities exceeded the total consideration paid, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the seller.

Finance costs – Finance costs for the quarter ended December 31, 2014 increased $3.6 million to $5.8 million, compared to $2.2 million for the quarter ended December 31, 2013. During the fiscal year ended December 31, 2014, finance costs increased $9.6 million to $16.7 million, from $7.1 million over the same period in 2013. The increase in finance costs primarily relates to increased interest expense on our credit facilities resulting from increased average borrowings in 2014 compared to 2013, and $1.5 million of interest paid on the Company’s debentures issued in Q4 2014.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended December 31, 2014, income tax expense increased $5.6 million to $17.6 million compared to $12.0 million for the quarter ended December 31, 2013. During the fiscal year ended December 31, 2014, income tax expense increased $26.7 million to $51.8 million compared to $25.1 million for the same period in 2013. Current tax expense as a percentage of adjusted net income before tax was 12% and 16% for the three and twelve months ended December 31, 2014 respectively, versus 8% and 10% for the comparable periods in 2013. This rate, which has historically approximated our cash tax rate, has ranged between 10% and 12% annually from 2011 to 2013. The quarterly rate can sometimes fall outside of the annual range due to out of period adjustments. As a result of the depletion of tax credits available to certain Canadian entities and a proportionately higher level of profitability in the US, the rate has gradually increased in 2014. In Q4 2014, a current tax expense of $1.3 million was recorded that will not actually result in a cash outlay due to the utilization of R&D tax credits. R&D tax credits in the amounts of $6.3 million and $10.2 million will be utilized to offset taxes payable on taxable income for the 2013 and 2014 fiscal years respectively. Current tax expense however reflects gross taxes before the application of R&D tax credits. The deferred income tax expense increase of $0.6 million for the quarter ended December 31, 2014 and decrease of $2.4 million for the fiscal year ended December 31, 2014, relates to various items including changes in recognition of certain deferred income tax assets.

Net Income and Earnings per Share:

Net income for the quarter ended December 31, 2014 was $39.3 million compared to net income of $42.5 million for the same period in 2013. On a per share basis this translated into a net income per diluted share of $1.86 in the quarter ended December 31, 2014 compared to net income per diluted share of $2.00 in the quarter ended December 31, 2013. For the fiscal year ended December 31, 2014, net income was $103.1 million or $4.87 per diluted share compared to $93.1 million or $4.39 per diluted share for the same period in 2013. There were no changes in the number of shares outstanding.

Adjusted EBITA:

For the quarter ended December 31, 2014, Adjusted EBITA increased to $103.9 million compared to $76.1 million in the quarter ended December 31, 2013 representing an increase of 37%. Adjusted EBITA margin was 24% for the quarter ended December 31, 2014 and 22% for the same period in 2013. For the fiscal year ended December 31, 2014, Adjusted EBITA increased to $348.1 million compared to $233.8 million during the same period in 2013, representing an increase of 49%. Adjusted EBITA margin was 21% in the fiscal year ended December 31, 2014 and 19% for the same period in 2013.

See “Non-IFRS Measures” for a description of Adjusted EBITA and Adjusted EBITA margin.

The following table reconciles Adjusted EBITA to net income:

	Three months ended December 31,		Fiscal Year ended December 31,
	2014	2013	2014	2013
	($M, except percentages)		($M, except percentages)
Total revenue	439.8	340.3	1,669.3	1,210.8

Net income	39.3	42.5	103.1	93.1
Adjusted for:
Income tax expense (recovery)	17.6	12.0	51.8	25.1
Foreign exchange (gain) loss	1.8	(1.3)	10.5	(0.8)
Share in net (income) loss of equity investees	(0.1)	(0.1)	(0.8)	(0.8)
Finance and other income	(1.4)	(0.2)	(4.1)	(1.0)
Bargain purchase gain	(2.2)	(8.1)	(2.2)	(8.1)
Finance costs	5.8	2.2	16.7	7.1
Amortization of intangible assets	43.2	29.1	173.2	119.1
Adjusted EBITA	103.9	76.1	348.1	233.8
Adjusted EBITA margin	24%	22%	21%	19%

Adjusted net income:

For the quarter ended December 31, 2014, Adjusted net income increased to $86.6 million from $69.2 million for the quarter ended December 31, 2013, representing an increase of 25%. Adjusted net income margin was 20% for both the quarters ended December 31, 2014 and December 31, 2013. For the fiscal year ended December 31, 2014, Adjusted net income increased to $274.3 million from $206.8 million during the same period in 2013, representing an increase of 33%. Adjusted net income margin was 16% in the fiscal year ended December 31, 2014 and 17% for the comparable period in 2013. See “Non-IFRS Measures” for a description of Adjusted net income and Adjusted net income margin.

The following table reconciles Adjusted net income to net income:

	Three months ended December 31,		Fiscal Year ended December 31,
	2014	2013	2014	2013
	($M, except percentages)		($M, except percentages)
Total revenue	439.8	340.3	1,669.3	1,210.8

Net income	39.3	42.5	103.1	93.1
Adjusted for:
Amortization of intangible assets	43.2	29.1	173.2	119.1
Bargain purchase gain	(2.2)	(8.1)	(2.2)	(8.1)
Deferred income tax expense (recovery)	6.3	5.7	0.2	2.6
Adjusted net income	86.6	69.2	274.3	206.8
Adjusted net income margin	20%	20%	16%	17%

Quarterly Results (unaudited)

	Quarter Ended
	Mar. 31 2013	Jun. 30 2013	Sep. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sep. 30 2014	Dec. 31 2014
			($M, except per share amounts)
Revenue	256.4	298.2	315.9	340.3	394.8	415.9	418.8	439.8
Net Income	9.2	19.2	22.2	42.5	8.9	23.0	31.9	39.3
Adjusted Net Income	33.3	50.1	54.1	69.2	53.3	65.0	69.3	86.6
Net Income per share
Basic & diluted	0.43	0.91	1.05	2.00	0.42	1.08	1.51	1.86
Adjusted Net Income per share
Basic & diluted	1.57	2.36	2.55	3.26	2.52	3.07	3.27	4.09

We experience seasonality in our operating results in that Adjusted Net Income margins in the first quarter of every year are typically lower than margins achieved in the second, third and fourth quarters. The key drivers for the lower margins are increased payroll tax costs associated with our annual bonus payments that are made in the month of March, and the fact that historically there has been a consistent focus at year end to complete sales implementation projects which generally translates into increased professional services revenue in the fourth quarter and decreased professional services revenue in the first quarter. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, bargain purchase gains and gains or losses on the sale of financial and other assets.

ROIC plus Organic Growth

We believe the metric of ROIC plus organic Net Revenue growth is a proxy for the annual increase in shareholders’ value. The table below summarizes this metric for 2013 and 2014. Further discussion on this metric is included in the Company’s annual letters to shareholders available on SEDAR at www.sedar.com. For acquired companies, organic Net Revenue growth is calculated as the difference between actual Net Revenues achieved by each company in the financial period following acquisition compared to the Net Revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation.

	Fiscal Year ended December 31,
	2014	2013
	($M, except percentages)
Adjusted Net Income	274	207
Average Invested Capital	739	585
ROIC	37%	35%
Organic Net Revenue growth (YoY)	3%	4%
ROIC + organic Net Revenue growth	40%	39%

See “Non-IFRS Measures” for a description of Adjusted Net Income, Average Invested Capital, ROIC and Net Revenue.

Acquisition of Total Specific Solutions (TSS) B.V. (“TSS”)

On December 31, 2013, the Company acquired 100% of the shares of TSS for aggregate cash consideration of approximately $342 million (€248 million). The tables below provide certain supplemental income statement and cash flow information of TSS for the three and twelve months ended December 31, 2014. TSS is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of TSS.

Supplemental financial information

($M, except percentages)
	Three months ended December 31, 2014			Fiscal Year ended December 31, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated
Revenue
Licenses	$30.5	$3.2	$33.7	$110.0	$8.9	$118.9
Professional services	81.9	23.5	105.4	309.7	86.4	396.1
Hardware and other	37.3	0.3	37.5	138.3	1.0	139.3
Maintenance and other recurring	232.9	30.3	263.1	882.8	132.2	1,015.0

	382.6	57.2	439.8	1,440.8	228.5	1,669.3
Expenses	284.3	51.5	335.8	1,116.8	204.4	1,321.3
Adjusted EBITA	98.2	5.7	103.9	324.0	24.1	348.1
Adjusted EBITA margin	26%	10%	24%	22%	11%	21%

Net Income	$43.9	$(4.6)	$39.3	$121.9	$(18.8)	$103.1

Cash flows from operating activities:
Net income	$43.9	$(4.6)	$39.3	$121.9	$(18.8)	$103.1
Adjustments to reconcile net income to net cash flows from operations, including taxes paid:	55.7	11.5	67.1	194.8	45.3	240.1
Change in non-cash operating working capital	0.2	(9.7)	(9.5)	3.9	(5.6)	(1.7)

Cash flows from operating activities	$99.8	$(2.9)	$96.9	$320.5	$21.0	$341.5

Adjusted EBITA to net income reconciliation

($M, except percentages)
	Three months ended December 31, 2014			Fiscal Year ended December 31, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated
Total revenue	$382.6	$57.2	$439.8	$1,440.8	$228.5	$1,669.3

Net income	43.9	(4.6)	39.3	121.9	(18.8)	103.1
Adjusted for:
Income tax expense	20.0	(2.4)	17.6	58.6	(6.8)	51.8
Other expenses, net	0.2	3.6	3.8	9.3	10.7	20.0
Amortization of intangible assets	34.1	9.1	43.2	134.3	38.9	173.2
Adjusted EBITA	98.2	5.7	103.9	324.0	24.1	348.1
Adjusted EBITA margin	26%	10%	24%	22%	11%	21%

Adjusted Net Income to net income reconciliation

($M, except percentages)
	Three months ended December 31, 2014			Fiscal Year ended December 31, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated
Total revenue	$382.6	$57.2	$439.8	$1,440.8	$228.5	$1,669.3

Net income	43.9	(4.6)	39.3	121.9	(18.8)	103.1
Adjusted for:
Amortization of intangible assets	34.1	9.1	43.2	134.3	38.9	173.2
Bargain purchase gain	(2.2)	—	(2.2)	(2.2)	—	(2.2)
Deferred income tax expense (recovery)	8.3	(2.0)	6.3	7.8	(7.6)	0.2
Adjusted net income	84.1	2.5	86.6	261.7	12.6	274.3
Adjusted net income margin	22%	4%	20%	18%	6%	16%

Acquisition of certain software assets and liabilities from MAXIMUS Inc.

On September 30, 2008, Constellation acquired certain assets and liabilities of Maximus Inc.’s Asset, Justice, and Education Solutions businesses (“MAJES”) including certain long-term contracts that contained contingent liabilities that the Company believed were unlikely to exceed $16 million in the aggregate. The contingent liabilities related to liquidated damages contractually available to customers for breaches of contracts by MAJES and for estimated damages available to customers for breaches of such contracts by MAJES where such contracts did not contain specified penalties. The contingent liabilities represented the difference between the maximum financial liabilities potentially due to customers less the amounts accrued in connection with the contracts assumed on acquisition. Beginning in February 2011, MAXIMUS Inc. (“Maximus”) and a subsidiary of Constellation, as a result of receiving a letter from a customer, initiated the dispute resolution process under the customer’s contract. The customer alleged that the subsidiary of Constellation and Maximus failed to provide the services and products required to be delivered under the contract. In December 2012, the subsidiary of Constellation obtained a favorable arbitration ruling in the amount of $10 million which was subsequently reduced in July 2013 to $6 million by a court judgment. The July 2013 court ruling also resolved an additional claim filed by the customer alleging no contract existed between the parties. In September 2013 the customer initiated the appeals process in relation to the July 2013 court ruling. In September 2014 the customer and the subsidiary of Constellation reached a settlement resulting in the customer making a payment in the amount of $3.8 million and issuing a full release from further litigation on the matter. The proceeds of $3.8 million have been recorded as Professional services revenue in the 2014 consolidated statement of income. The remaining contingent liabilities on the acquired MAJES contracts total $4 million.

Liquidity

Our net borrowings (bank indebtedness excluding capitalized transaction costs less cash) decreased by $255.3 million to $145.3 million in the fiscal year ended December 31, 2014 resulting from cash flows from operations exceeding capital deployed on acquisitions, and the application of proceeds from the issuance of debentures of $81.2 million and the issuance of the TSS membership liability of $48.5 million. (See the “Capital Resources and Commitments” section below for a description of the debentures and TSS membership liability.) The amount drawn on our credit facilities decreased by $262.6 million to $216.0 million at December 31, 2014 from $478.6 million at the end of 2013, and cash decreased by $7.3 million to $70.7 million at December 31, 2014 compared to $78.0 million at December 31, 2013.

Total assets decreased $104.6 million, from $1,537.7 million at December 31, 2013 to $1,433.1 million at December 31, 2014. The decrease is primarily due to a decrease in intangible assets of $94.2 relating to the amortization of intangible assets for accounting purposes. At December 31, 2014 TSS held a cash balance of $27.3 million. As explained in the “Capital Resources and Commitments” section below, there are limitations on TSS’ ability to distribute funds to Constellation’s corporate head office.

Current liabilities decreased $350.0 million, from $1,108.9 million at December 31, 2013 to $758.9 million at December 31, 2014. The decrease is primarily due to a decrease in current bank indebtedness of $410.8 million primarily relating to repayments utilizing cash flows from operating activities of $103.8 million, repayments utilizing proceeds from the issuance of debentures of $81.2 million, repayments utilizing proceeds from the issuance of the TSS membership liability of $48.5 million, and the reclassification of bank indebtedness in the amount of $149.7 million to non-current liabilities as a result of the refinancing which is explained in the “Capital Resources and Commitments” section below. Offsetting the bank indebtedness decrease was an increase in deferred revenue of $41.1 million mainly due to acquisitions and the timing of maintenance and other billings versus performance and delivery under those customer arrangements, and an increase to income taxes payable of $20.1 million. The Company has elected to present the amounts drawn under its revolving facility of $64.5 million as a current liability notwithstanding that the amounts are not due to be repaid until February 2016 on the basis that it is expected to be repaid by the Company using cash flows from operations generated in the following year.

Net Changes in Cash Flows

(in $M’s)

	Year ended December 31, 2014	Year ended December 31, 2013
Net cash provided by operating activities	341.5	220.3
Net cash from (used in) financing activities	(208.6)	344.1
Net cash from (used in) acquisition activities	(121.6)	(522.9)
Net cash from (used in) other investing activities	(12.1)	(5.1)

Net cash from (used in) investing activities	(133.7)	(527.9)
Effect of foreign currency	(6.5)	0.2

Net increase (decrease) in cash and cash equivalents	(7.3)	36.7

The net cash flows from operating activities were $341.5 million for the fiscal year ended December 31, 2014. The $341.5 million provided by operating activities resulted from $103.1 million in net income plus $261.4 million of non-cash adjustments to net income, offset by $1.7 million of cash utilized in our non-cash operating working capital and $21.4 million in taxes paid.

The net cash flows used in financing activities in the fiscal year ended December 31, 2014 was $208.6 million, which is mainly a result of dividends paid in the period of $84.8 million and a decrease in bank indebtedness of $233.5 million, offset by proceeds from the issuance of debentures and the TSS membership liability of $81.2 million and $48.5 million respectively.

The net cash flows used in investing activities in the fiscal year ended December 31, 2014 was $133.7 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $121.6 million (including payments for holdbacks relating to prior acquisitions).

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

Bank Indebtedness

On March 13, 2012, we entered into a new revolving credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of $300 million. The revolving credit facility bears a variable interest rate and is due in full on February 29, 2016 with no fixed repayments required over the term to maturity. Interest rates are calculated at prime or LIBOR plus interest rate spreads based on a leverage table. The credit facility is collateralized by substantially all of our assets including the assets of the majority of our material subsidiaries. The credit facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. Certain other subsidiaries also guarantee this facility. The facility is available for acquisitions, working capital needs, and other general corporate purposes and for the needs of our subsidiaries until 2016. As at December 31, 2014, we had drawn $64.5 million on this facility, and letters of credit totalling $14.0 million were issued, which limits the borrowing capacity on a dollar-for-dollar basis. Transaction costs associated with this facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at December 31, 2014, the carrying amount of such costs totalling $0.6 million has been classified as part of bank indebtedness in the statement of financial position.

On December 6, 2013, we amended our credit facility to facilitate the acquisition of TSS. A new one year $350 million term facility was added solely for the purposes of funding the TSS acquisition and related expenses (the “TSS Acquisition Facility”). The TSS Acquisition Facility was non-amortizing and had an interest rate calculated at US prime or LIBOR plus interest rate spreads based on a leverage table consistent with the spreads applicable to Constellation’s credit facility. On December 31, 2014, the TSS Acquisition Facility expired and the outstanding balance was repaid.

On June 24, 2014 Constellation Software Netherlands Holding Cooperatief U.A. (“CNH”), a subsidiary of Constellation and the indirect owner of 100% of TSS, entered into a €150 million (approximately $190 million) term and €10 million (approximately $13 million) multicurrency revolving credit facility (the “CNH Facility”) with a number of European and North American financial institutions. The CNH Facility bears interest at a rate calculated at EURIBOR plus interest rate spreads based on a leverage table. The CNH Facility is collateralized by substantially all of the assets owned by CNH and its subsidiaries which includes substantially all of the assets of TSS and its subsidiaries. The CNH Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. On June 24, 2014, €130 million (approximately $165 million) was drawn on the term component of the CNH Facility and used to repay a portion of the TSS Acquisition Facility. €30 million must be repaid in instalments over the next six years, and €100 million is non-amortizing and due in seven years. The remaining €20 million term component of the CNH Facility remains undrawn. If drawn, principal must be repaid in five equal instalments starting on June 24, 2018. As at December 31, 2014 no amounts had been drawn on the €10 million multicurrency revolving component of the CNH Facility. The revolving component of the CNH Facility is available for acquisitions, working capital needs, and other general corporate purposes until June 24, 2020. Transaction costs associated with the CNH Facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at December 31, 2014, the carrying amount of such costs relating to this facility totalling $6 million (€5 million) has been classified as part of non-current bank indebtedness in the statement of financial position.

The CNH Facility and Constellation’s other credit facilities are independent of each other. The CNH Facility is not guaranteed by Constellation or its subsidiaries nor is Constellation or any subsidiary subject to the terms of the CNH Facility other than, in each case, CNH and its subsidiaries. Similarly, CNH and its subsidiaries did not guarantee Constellation’s other credit facilities and are not subject to the provisions thereof. Constellation’s credit facilities impose limitations on the aggregate amount of investment that Constellation may make in CNH and its subsidiaries and the financial results of CNH and its subsidiaries are not included for the purposes of determining compliance by Constellation with the financial covenants in Constellation’s other credit facilities. The CNH Facility imposes limitations on the amount of distributions that CNH and its subsidiaries may make to Constellation.

Debentures

On October 1, 2014 and November 19, 2014, the Company issued unsecured subordinated debentures (the “Debentures”) with a total principal value of C$96.0 million for total proceeds of C$91.2 million. The proceeds were used by the Company to pay down $81.2 million of the TSS Acquisition Facility. The Debentures have a maturity date of March 31, 2040 (the “Maturity Date”). From and including the date of issue to but excluding March 31, 2015, the Debentures will bear interest at a rate of 7.4% per annum, paid quarterly in arrears. The rate from and including March 31, 2015 to and including March 30, 2016 will be 8.5%. From and including March 31, 2016 to but excluding the Maturity Date, the interest rate applicable to the Debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the annual average percentage change in the All-items Consumer Price Index during the 12 month period ending on December 31 in the prior year (which amount may be positive or negative) plus 6.5%. Notwithstanding the foregoing, the interest rate applicable to the debentures will not be less than 0%. The Company may, subject to certain approvals, elect to make payment in kind (a “PIK Election”), in lieu of paying interest in cash, to satisfy all or any portion of its interest obligation payable on an interest payment date by issuing to each Debenture holder Debentures equal to the amount of the interest obligation to be satisfied. (“PIK Debentures”). The PIK Debentures will have the same terms and conditions as the Debentures and will form part of the principal amount of the Debentures. If, on any interest payment date, the Company fails to pay the amount of interest owing on the Debentures in full in cash, the Company will not (A) declare or pay dividends of any kind on the Common Shares, nor (B) participate in any share buyback or redemption involving the Common Shares, until the date on which the Company pays such interest (or the unpaid portion thereof) in cash to holders of the Debentures; however, where the Company has issued PIK Debentures in respect of all or a portion of the amount of interest owing on the Debentures on an interest payment date, the Company may resume declaring or paying dividends of any kind on the Common Shares and participating in any share buyback or redemption involving the Common Shares beginning on the next earlier of (i) the interest payment date of which the Company pays the amount of interest owing on the Debentures in full in cash and (ii) the date on which the Company repays all amounts owing under the PIK Debenture. All payments in respect of the Debentures will be subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company.

The Debentures will be redeemable in certain circumstances at the option of the Company or the holder. During the period beginning on March 16 and ending on March 31 of each year, the Company will have the right, at its option, to give notice to holders of Debentures of its intention to redeem the Debentures, in whole or in part, on March 31 in the year that is five years following the year in which notice is given, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for redemption. During the period beginning on March 1 and ending on March 15 of each year, holders of Debentures will have the right, at their option, to give notice to the Company of their intention to require the Company to repurchase (or to “put”) the Debentures, in whole or in part, on March 31 in the year that is five years following the year in which notice is given, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for repurchase.

A complete description of the terms of the Debentures can be found in the final short form prospectus of the Company dated August 7, 2014 which has been filed on SEDAR at www.sedar.com.

TSS Membership Liability

On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the TSS acquisition, and on the basis of the term sheets attached thereto, Constellation and the sellers of TSS along with members of TSS’ executive management team (collectively, the “minority owners”) entered into a Members Agreement pursuant to which the minority owners acquired 33.29% of the voting interests in Constellation Software Netherlands Holdings Cooperatief (the “Coop”). Proceeds from this transaction in the amount of €39.4 million (US$48.5 million) were utilized to repay, in part, the TSS Acquisition Facility. In accordance with IFRS, 100% of the financial results for TSS are included in the consolidated financial results of the Company.

Commencing any time after December 31, 2014, each of the minority owners may exercise a put option to sell all or a portion of their interests in the Coop back to Constellation for an amount calculated in accordance with a valuation methodology described within the Members Agreement. Accordingly, the Company classified the proceeds from the membership agreement as a liability. The main valuation driver in such calculation is the maintenance and other recurring revenue of the Coop. Upon the exercise of a put option, Constellation would be obligated to redeem up to 33.33% of the minority owners’ interests put, no later than 30 business days from the date notice is received (classified as a current liability), and up to 33.33% on each of the first and second anniversary of the date the first redemption payment is made.

The seller of TSS also has an option available to it to sell approximately 68% of its interests in the Coop, for an amount calculated in accordance with a valuation methodology described within the Members Agreement, in the event that Robin Van Poelje, TSS’ CEO, is no longer employed by TSS. The approximately 32% remaining interest can be sold via the put option described above.

In the event of a change of control in Constellation, the minority owners would have the option to sell 100% of their interests in the Coop for an amount calculated in accordance with a valuation methodology described within the Members Agreement. Constellation would be obligated to remit payment in respect thereof no later than 30 business days from the date notice is given.

Commencing at any time after December 31, 2023, Constellation may exercise a call option to purchase all of the minority owners’ interests in the Coop, for an amount calculated in accordance with a valuation methodology described within the Members Agreement. Upon exercise of the call option, the full purchase price will be paid within 30 business days of the notice date, following which the minority owners’ membership in the Coop will be terminated. There is a valuation premium if the call option is exercised versus the put option.

If any of TSS’ executive management team that participate in the Members Agreement are terminated for urgent cause as defined in Section 7:678 of the Dutch Civil Code, Constellation shall have the right to purchase all of the interests beneficially owned by the terminated executive for an amount calculated in accordance with the valuation methodology described within the Members Agreement. The full purchase price will be paid within 30 business days from the date notice is given, following which the terminated executive’s membership in the Coop will be terminated. An option does exist for the terminated executive to elect to be paid in annual installments of 33.33% of his interests in the Coop over a 3 year period. The valuation of the interests being purchased will be calculated at each annual payment date.

Other commitments

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration, or earn out obligations, based on the future performance of the acquired business. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at December 31, 2014.

Commitments

(in millions of dollars)
	Total	< 1 yr	1-5 yrs	> 5 yrs
Operating and capital leases	150.4	39.8	86.9	23.8
Holdbacks	26.3	22.7	3.6	—
TSS membership liability	47.9	17.3	30.5	—
Debentures	78.6	—	—	78.6
Bank indebtedness	216.0	66.3	30.4	119.3

Total outstanding commitments	519.1	146.1	151.4	221.7

The TSS membership liability commitment assumes that the minority owners have exercised their put option to sell 100% of their interests back to Constellation. This option however has not been exercised as at February 25, 2014. See the “Critical Accounting Estimate” section below for a discussion on the valuation methodology utilized.

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings. Our analysis related to the change in average exchange rates from 2013 to 2014 suggests that the impact to EBITA for the three and twelve months ended December 31, 2014 had less than a 1% impact to EBITA margins. The impact to the organic revenue growth percentage for the three and twelve months ended December 31, 2014 was approximately -3.6% and -0.3% respectively. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the fiscal year ended December 31, 2014, the Company did not purchase any contracts of this nature.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three and twelve month periods ended December 31, 2014:

	Three Months Ended December 31, 2014		Year Ended December 31, 2014
Currencies	% of Revenue	% of Expenses	% of Revenue	% of Expenses
USD	57%	46%	58%	48%
CAD	7%	13%	7%	13%
GBP	8%	9%	8%	8%
EURO	21%	22%	21%	21%
CHF	1%	3%	1%	3%
Others	6%	7%	5%	7%

Total	100%	100%	100%	100%

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Critical Accounting Estimates

General

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 3 to our annual consolidated financial statements which are available on SEDAR (www.sedar.com). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. We believe that there have been no significant changes in our critical accounting estimates for the years presented in our consolidated financial statements.

Revenue Recognition

Revenue represents the fair value of consideration received or receivable from customers for goods and services provided by the Company, net of discounts and sales taxes. The Company reports revenue under four revenue categories being License, Hardware and Other, Professional Services, and Maintenance and other recurring revenue.

Typically, the Company’s software license agreements are multiple-element arrangements as they may also include maintenance, professional services, and hardware. Multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by an internal analysis of prices or by using the residual method. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, and delivery or performance of the undelivered elements is considered probable and substantially under the Company’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting.

The Company typically sells or licenses software on a perpetual basis, but also licenses software for a specified period. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized rateably over the license term. Revenue from multi-year time based licenses that include support services, whether separately priced or not, is recognized rateably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual approach once the revenue criteria have been met. In those instances where the customer is required to renew mandatory support and maintenance in order to maintain use of the licensed software over the license term, the Company recognizes the consideration attributable to the license and support for the initial term of the arrangement attributable to the license and support over the initial one-year term and recognizes revenue for the support renewal fees in subsequent years over the respective renewal periods.

Revenue from the license of software involving significant implementation or customization essential to the functionality of the Company’s product, or from the sales of hardware where software is essential to its functionality, is recognized under the percentage-of-completion method of contract accounting based either on the achievement of contractually defined milestones or based on labour hours. Any probable losses are recognized immediately in profit or loss. In certain situations where the outcome of an arrangement cannot be estimated reliably, costs associated with the arrangement are recognized as incurred. In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery.

A portion of the Company’s sales, categorized as hardware revenue, are accounted for as product revenue. Product revenue is recognized when the Company has an executed agreement, the product has been delivered and costs can be measured reliably, the amount of the fee to be paid by the customer is fixed and determinable, and the collection of the related receivable is deemed probable from the outset of the arrangement. If for any of the product or service offerings, the Company determines at the outset of an arrangement that the amount of revenue cannot be measured reliably, and the Company concludes that the inflow of economic benefits associated with the transaction is not probable, then the revenue is deferred until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, the Company determines that collectability is not probable, and the Company concludes that the inflow of economic benefits associated with the transaction is not probable, then revenue recognition is deferred until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, the Company recognizes revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a collection risk, the Company does not recognize revenue except to the extent of the fees that have already been collected.

Revenue related to the customer reimbursement of travel related expenses incurred during a project implementation is included in the hardware and other revenue category. Revenue is recognized as costs are incurred which is consistent with the period in which the costs are invoiced. Reimbursable travel expenses incurred for which an invoice has not been issued, are recorded as part of work in progress on the statement of financial position.

Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes, to a lesser extent, recurring fees derived from combined software/support contracts, transaction revenues, managed services, and hosted products. Maintenance revenue remaining to be recognized in profit or loss is recognized as deferred revenue in the statement of financial position when amounts have been billed in advance.

Professional Services revenue including implementation, training and customization of software is recognized by the stage of completion of the arrangement determined using the percentage of completion method noted above or as such services are performed as appropriate in the circumstances. The revenue and profit of fixed price contracts is recognized on a percentage of completion basis when the outcome of a contract can be estimated reliably. When the outcome of the contract cannot be estimated reliably, the amount of revenue recognized is limited to the cost incurred in the period. Losses on contracts are recognized as soon as a loss is foreseen by reference to the estimated costs of completion.

Management exercises judgement in determining whether a contract’s outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amounts recoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract. Judgement is also needed in assessing the ability to collect the corresponding receivables.

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in work in progress. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as deferred revenue.

Valuation of Identifiable Goodwill and Other Intangible Assets

Acquisitions have been accounted for using the acquisition method required by IFRS 3. Goodwill arising on acquisition is measured as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, if any, less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed (subject to certain exemptions to fair value measurement principles such as deferred tax assets or liabilities), all measured as of the acquisition date. When the excess of the consideration transferred less the assets and liabilities acquired is negative, a bargain purchase gain is recognized immediately in profit or loss. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred.

We use the income approach to value acquired technology and customer related intangible assets, which are the two material intangible asset categories reported in our financial statements.

The income approach is a valuation technique that calculates the fair value of an intangible asset based on the cash flows that the asset can be expected to generate over its remaining useful life. We utilize the discounted cash flow (“DCF”) methodology which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The forecasted cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The present value of the forecasted cash flows are then added to the present value of the residual value of the intangible asset (if any) at the end of the discrete projection period to arrive at a conclusion with respect to the estimated fair value of the subject intangible asset.

Specifically, we rely on the relief-from-royalty method to value the acquired technology and the multiple-period excess earnings method (“MEEM”) to value customer relationship assets.

The underlying premise of the relief-from-royalty method is that the fair value of the technology is equal to the costs savings (or the “royalty avoided”) resulting from the ownership of the asset by the avoidance of paying royalties to license the use of the technology from another owner. Accordingly the income forecast reflects an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the technology.

The MEEM method isolates the cash flows attributable to the subject asset by utilizing a forecast of expected cash flows less the returns attributable to other enabling assets, both tangible and intangible.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value assigned to the net identifiable tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee. No such losses have been recognized during the year.

The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company’s business units (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the net asset carrying values (including goodwill) of the Company’s business units. Within the Company’s reporting structure, business units generally reflect one level below the six operating segments (Volaris, Harris, Total Specific Solutions, Jonas, Perseus (previously known as Homebuilder), and Vela Operating Groups). In determining the recoverable amount, the Company applies an estimated market valuation multiple to the business unit’s most recent annual recurring revenues, which are derived from combined software/support contracts, transaction revenues, and hosted products. Valuation multiples applied by management for this purpose reflect current conditions specific to the business unit and are assessed for reasonability by comparison to the Company’s current and past experience of ranges of multiples required to acquire representative software companies. In addition, in certain instances, the recoverable amount is determined using a value-in-use approach which follows the same valuation process that is undertaken for the Company’s business acquisitions. An impairment is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount.

We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

The critical accounting estimates described above affect both the public and private segments of the business. The approach taken by management in performing these estimates is not significantly different between segments.

TSS Membership Liability

Commencing any time after December 31, 2014, each of the minority owners may exercise a put option to sell all or a portion of their interests in the Coop back to Constellation for an amount calculated in accordance with a valuation methodology described within the Members Agreement. Accordingly, the Company classified the proceeds from the membership agreement as a liability. The main valuation driver in such calculation is the maintenance and other recurring revenue of the Coop. Upon the exercise of a put option, Constellation would be obligated to redeem up to 33.33% of the minority owners’ interests put, no later than 30 business days from the date notice is received, and up to 33.33% on each of the first and second anniversary of the date the first redemption payment is made.

In determining the valuation of the liability at December 31, 2014 we assumed the minority owners exercised their put option on December 31, 2014, and redeemed 33.33% of their interests on exercise, and will redeem 33.33% on each of the first and second anniversary dates. Maintenance and recurring revenue of the Coop for the fiscal year ended December 31, 2014 was used as the basis for valuing the interests at each redemption date. A similar approach will be utilized to value any interests that have not been put or called at the end of each subsequent reporting period. However, the actual maintenance and recurring revenue of the Coop for the trailing twelve months from the date of the related reporting period end will be utilized in the calculation. Any increase or decrease in the value of the membership liability will be recorded as an expense or income respectively in the Consolidated Statements of Income for the period.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent that we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposures, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

Current tax is the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, difference in tax bases in the purchaser’s tax jurisdiction and its cost as reported in the consolidated financial statements as a result of an intra-group transfer of assets and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We are subject to income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact to our financial position. However, there can be no assurances as to the final resolution of these matters and, if the final outcome is adverse to us, the amounts we will be required to pay and the loss of certain future tax deductions could be material to our financial statements.

Accounts Receivable

We evaluate the collectability of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record specific bad debt reserves to reduce the related receivable to the amount which we reasonably believe is collectible. We also record reserves for bad debts on a small portion of all other customer balances based on a variety of factors, including the length of time that the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Work In Progress

For revenue arrangements that are accounted for under the percentage of completion method as well as other arrangements and contracts which limit our ability to invoice at certain milestones that do not match the timing of the actual provision of the services, we record such revenue and the related unbilled receivable in work in process. Similar to accounts receivable, we constantly have to evaluate our ability to bill and subsequently collect any amounts contained in the work in progress accounts. We review these balances on a periodic basis to ensure customer balances are prudent based upon a variety of factors, such as the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of work in progress may be further adjusted.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the estimated future cash flows required to settle the present obligation, based on the most reliable evidence available at the reporting date. The estimated cash flows are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The amortization of the discount is recognized as part of finance costs.

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. Because of the uncertainties related to these matters, provisions are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our provisions. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2014, and have not been applied in preparing our consolidated financial statements. The relevant standards are listed below.

IFRS 9 Financial Instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvements to IFRS

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards. Most of the amendments will apply prospectively for annual periods beginning on or after July 1, 2014. The Company intends to apply these amendments in its financial statements for the annual periods beginning on January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for fiscal years beginning on or after January 1, 2017 and is available for early adoption. The standard contains a single model that applies to contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Share Capital

As at February 25, 2015, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors, including those set forth below and also those included in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Canada Revenue Agency Reassessment and Other Tax Uncertainties

In July 2012, a subsidiary of Constellation received a notice of reassessment for the 2004 taxation year from the Canadian tax authorities (“CRA”) which increased taxable income of the subsidiary by approximately $20 million relating to a gain on the sale of property between entities under common control. As a result of the notice of reassessment, the CRA has determined that the subsidiary owes approximately $6 million in federal tax and interest and approximately $5 million in provincial tax and interest. In order to appeal the reassessment, the subsidiary paid $8 million in September 2012 representing 50% of the amount owing from the federal reassessment and 100% of the amount owing from the provincial reassessment. At this stage, the Company believes the proposed reassessment is without merit and is challenging the reassessment. In February 2013 the Company filed an appeal with the Tax Court of Canada. The Company believes that it has adequately provided for the probable outcome in respect of this matter and as such no additional provision has been recorded in these financial statements during the period. There is no assurance, however, that the Company’s appeal will be successful and, if unsuccessful, the Company’s future financial results and tax expense could be adversely affected. The $8 million payment made in September 2012 has been recorded in other non-current assets, representative of the deposit on account.

The Company is subject to various other income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of such other outstanding audits and claims remains uncertain, it is expected that they will be resolved without a material impact to the Company’s financial position.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At December 31, 2014, the President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the period ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.